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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32312

CUSIP NUMBER: ____________

(Check One) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
            [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2006

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

                                  NOVELIS INC.
                             -----------------------
                             Full Name of Registrant

                                 Not Applicable
                            -------------------------
                            Former Name if Applicable

                       3399 Peachtree Road NE, Suite 1500
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Atlanta, Georgia 30326
                            ------------------------
                            City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Novelis Inc. (the "Company") could not file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 with the Securities and Exchange Commission (the "SEC") on a timely basis without unreasonable effort or expense in light of the circumstances described below.

As previously reported in the Company's current report on Form 8-K dated November 14, 2005, the Company concluded it needed to restate its previously issued financial statements for the first and second quarters of 2005 and delay its periodic filing for the third quarter of 2005 with the SEC. The conclusion to restate the first and second quarters and delay filing the third quarter of 2005 arose from management's review of reserves and contingencies in South America.

As a result of these matters, and other questions arising at the time, the Company's Audit Committee and management engaged special legal counsel and accounting advisors to assist management in conducting a full review of its contingent liabilities and reserves, as well as adjustments made to arrive at its opening balance sheet entries as of January 6, 2005 following its separation from Alcan. This review identified additional errors in the Company's historical combined financial statements as well as its unaudited condensed consolidated and combined financial statements. As a result, the Company restated its unaudited condensed consolidated and combined financial statements included in its Form 10-Qs for the first and second quarters of 2005. The Company filed its Form 10-Q/As for the first and second quarters of 2005 and its Form 10-Q for the third quarter of 2005 on May 16, 2006.

Due to the additional time required for the Company to (1) complete the review of the contingencies and adjustments to the Company's opening balance sheet, (2) prepare its Form 10-Q/As for the first and second quarters of 2005, (3) prepare its Form 10-Q for the third quarter of 2005 and (4) complete the closing of its books for the fourth quarter of 2005 and prepare its consolidated financial statements for 2005 to be included in its Annual Report on Form 10-K for the year ended December 31, 2005, which is currently in process, the Company was not able to file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 by the May 15, 2006 filing deadline and will not be able to file within the five day filing extension period.

As reported in the Company's Form 10-Q/As for the first and second quarters of 2005 and its Form 10-Q for the third quarter of 2005, the Company has identified material weaknesses in its internal control over financial reporting related to the following, which existed as of December 31, 2005 and March 31, 2006:

     o lack of sufficient resources in the Company's accounting and finance organization;
     o    inadequate monitoring of non-routine and non-systematic transactions;
     o    accounting for accrued expenses;
     o    accounting for income taxes; and
     o    accounting for certain derivative transactions.

As management completes its 2005 year-end close process, its consolidated financial statements for 2005 and its condensed consolidated financial statements for the first quarter of 2006, additional control deficiencies may be identified and those deficiencies may also individually and in the aggregate constitute one or more additional material weaknesses. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Geoffrey P. Batt                               (404) 814-4200
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(Name)                                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, the Company is not in a position to provide with specificity the amount of any change in its results of operations for the quarter ended March 31, 2006, as compared to the quarter ended March 31, 2005 because the Company is still completing the close of its books for the fourth quarter of 2005 and has not closed its books for the first quarter of 2006.

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Statements made herein which describe Novelis' intentions, expectations or predictions may be forward-looking statements within the meaning of securities laws. Novelis cautions that, by their nature, forward-looking statements involve risk and uncertainty and that Novelis' actual results could differ materially from those expressed or implied in such statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results or outcomes to differ from the results expressed or implied by forward-looking statements include, among other things: continuing obligations and other relationships resulting from our spin-off from Alcan; the level of our indebtedness and our ability to generate cash; relationships with, and financial and operating conditions of, our customers and suppliers; changes in the prices and availability of aluminum (or premiums associated with such price) or other raw materials we use; fluctuations in the supply of, and prices for, energy in the areas in which we maintain production facilities; our ability to access financing for future capital requirements; changes in the relative values of various currencies; factors affecting our operations, such as litigation, labor relations and negotiations, breakdown of equipment and other events; economic, regulatory and political factors within the countries in which we operate or sell our products, including changes in duties or tariffs; competition from other aluminum rolled products producers as well as from substitute materials such as steel, glass, plastic and composite materials; changes in general economic conditions; changes to and volatility of metal prices; our ability to improve and maintain effective internal control over financial reporting and disclosure controls and procedures in the future; our ability to properly account for adjustments made to arrive at our opening balance sheet as of January 6, 2005; changes in market value of derivatives; the effectiveness of our hedging activities, including our internal UBC and smelter hedges; the continued cooperation of debtholders and regulatory authorities with respect to extensions of our 2006 filing deadlines; cyclical demand and pricing within the principal markets for our products as well as seasonality in certain of our customers' industries; and changes in government regulations, particularly those affecting environmental, health or safety compliance. The financial information provided in this news release was prepared by management and has not been audited. The above list of factors is not exhaustive. Other important risk factors are included under the caption "Risk Factors" in our registration statement on Form S-4, as amended and filed with the SEC, and may be discussed in subsequent filings with the SEC. Further, the risk factors included in our registration statement on Form S-4, as amended, are specifically incorporated by reference into this news release.

Novelis Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2006                                By:    \s\ Geoffrey P. Batt
                                                         -----------------------
                                                  Name:  Geoffrey P. Batt
                                                  Title: Chief Financial Officer